Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana files Registration Statement on Form F-3 with U.S. Securities and Exchange Commission

New York / London, January 27, 2021 – Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announces that it has filed a “universal” shelf registration statement on Form F-3 (File No. 333-252441) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in relation to up to US$250,000,000 in market value of its securities.

The filing of “universal” shelf registration statements of this type, a common practice by NASDAQ-listed companies, enables issuers to have more timely and efficient access to the U.S. capital markets.

The Registration Statement also contains a preliminary prospectus supplement relating to an “at-the-market” sales agreement, which the Company expects to enter into with B. Riley Securities, Inc. (the “Agent”) on or about the date of this announcement, pursuant to which the Company may sell, from time to time, at its option, up to US$100,000,000 (i.e., up to 40% of those securities registered pursuant to the Registration Statement) in market value of American Depositary Shares representing its ordinary shares through the Agent (the “ATM Program”).

For the avoidance of doubt, the Company has no immediate plans to offer or sell any securities pursuant to the Registration Statement or the ATM Program.

The Company notes that the Registration Statement has not yet been declared effective by the SEC, and that the specifics of any future offering pursuant to the Registration Statement (including under the ATM Program), such as the prices and terms of the securities offered, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed by the Company with the SEC in connection with such offering.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder

+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.

407-491-4498

dave@redchip.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Important legal information

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any Securities, nor shall there be any sale of any Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Neither this announcement nor the Registration Statement forms part of an offer of transferable securities to the public in the United Kingdom and no prospectus has been, or is required to be, submitted to the UK Financial Conduct Authority for approval. The filing of the Registration Statement with the SEC does not affect the statutory pre-emption rights of shareholders in the Company.

The securities registered pursuant to the Registration Statement may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. The filing of the Registration Statement does not affect the statutory pre-emption rights of shareholders in the Company.

A copy of the Registration Statement may be obtained on the SEC’s website at www.sec.gov.